SHAREHOLDERS CAN'T AFFORD ANOTHER BOOM AND BUST SEQUEL

After ten years of poor performance,[1] Disney's stock is up in the first two months of 2024.[2] As one of the Company's largest shareholders, we are as hopeful as anyone that this recent trend is the start of a long run of great performance.

But we cannot be sure.

We know the recent stock price movement came in the aftermath of "a series of exciting announcements"[3] from Disney on its last earnings call. Less clear is whether the Company can execute on those announcements, continue the positive momentum or even settle on the right strategy for the rest of the business. And without the pressure of our proxy contest pushing Disney to perform, it is unclear if the "announcements" would have been made.

And so, while the Company claims – after years of seemingly poor choices and failed strategies – that it has now, finally and suddenly (as the proxy vote is looming) "turned the corner and entered a new era,"[4] we are skeptical that the same people who directed Disney's story for the last ten years will suddenly produce a hit.

Certainly, none of us should want a sequel to the last three years. In each of those years, the Company made big announcements early in the year[5] – full of optimism and ambition. Buoyed by these claims of grand plans, Disney's stock performed well in early 2021, 2022 and 2023, just as it has done in early 2024.

But the rest of the year was a tragically different story: Each year, those early promises of reorganizations and transformations went unfulfilled – the plot line veered back to the familiar – and Disney significantly underperformed the S&P 500 during the remaining months of the year.

The pattern is clear, even if it makes for a bad movie: Boom and bust. Boom and bust. Boom and bust. Shareholders can't afford another sequel.

Disney appears again to be raising the curtain on the same story. The Company heralded that "the stage is now set for significant growth and success."[7] But, from our perspective, these directors and actors have consistently disappointed. The story always seems to end the same, unfortunate way.



Disney Relative Total Shareholder Return vs. S&P 500[6]

Admittedly, we do not know what the rest of 2024 will bring – and no one is more hopeful and optimistic than us – but we know that shareholders cannot afford to have a sequel of 2021, 2022 or 2023.

To help ensure the story of 2024 breaks with the past and that Disney finally creates sustainable value for shareholders, we believe that electing new, focused, aligned and engaged directors is essential. Accordingly, as one of the Company's largest shareholders, we have nominated Nelson Peltz and Jay Rasulo as candidates for the Board this year.

Nelson and Jay have a simple goal: restore Disney's magic. Nelson and Jay will focus on improving Disney's storyline in 2024 and beyond, by helping to ensure the Company adopts a clear strategy and executes well on that strategy, makes great movies and builds new attractions, all with appropriate incentives, governance and alignment.

Help us write a new plot – and Restore the Magic.

> **Vote FOR Nelson Peltz and Jay Rasulo and WITHHOLD on Michael B.G. Froman, Maria Elena Lagomasino and all three Blackwells Nominees using the enclosed BLUE proxy card.**



RESTORE THE MAGIC | **TRIAN PARTNERS**

Scan the QR code to download Trian's White Paper, also available at www.RestoreTheMagic.com.

DISCLAIMER

Except as otherwise set forth in this letter, the views expressed in this letter reflect the opinions of Trian Fund Management, L.P. and its affiliates ("Trian"), and are based on publicly available information with respect to The Walt Disney Company (the "Company"). Trian recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Trian's conclusions. Trian reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. Trian disclaims any obligation to update the information or opinions contained in this letter, except as required by law. For the avoidance of doubt, this letter is not affiliated with or endorsed by the Company.

This letter is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security. Funds, investment vehicles, and accounts managed by Trian currently beneficially own shares of the Company. These funds, investment vehicles, and accounts are in the business of trading – buying and selling – securities and intend to continue trading in the securities of the Company. You should assume such funds may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

This letter contains forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," "once again," "achieve," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian.

The estimates, projections and potential impact of the opportunities identified by Trian herein are based on assumptions that Trian believes to be reasonable as of the date of this letter, but there can be no assurance or guarantee (i) that any of the proposed actions set forth in this letter will be completed, (ii) that the actual results or performance of the Company will not differ, and such differences may be material, or (iii) that any of the assumptions provided in this letter are accurate.

ENDNOTES

[1] Disney has underperformed the S&P 500 by 168% over the last ten years. Performance measures Total Shareholder Return ("TSR") in the ten years prior to 10/06/23. 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation. TSR is defined as the total return an investor would receive if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. We highlight the S&P 500 only as a widely recognized index; however, for various reasons the performance of the index and that of the securities mentioned herein may not be comparable. One cannot invest directly in an index.

[2] Source: FactSet. Data through 02/29/24.

[3] Disney Letter to Shareholders, 02/12/24.

[4] Disney Q1 2024 Earnings Call, 02/07/24.

[5] In early 2021, Disney promoted its "strategic reorganization" which was supposed to accelerate the Company's pivot to a direct-to-consumer business model. Disney Q1 2021 Earnings Call, 02/11/21. In early 2022, Disney's leadership was "filled with optimism" as it spoke of an "ongoing transformation" that included a "reimagined" parks business and increased investment in content creation. Disney Q1 2022 Earnings Call, 02/09/22. And in early 2023, the CEO promised a "significant transformation" which included (another) reorganization, planned cost-cutting and a host of other initiatives. Disney Press Release, 02/08/23 and Disney Q1 2023 Earnings Call, 02/08/23.

[6] Source: FactSet. "January to March" data runs from the beginning of January to the end of February each year. "March to December" data runs from the beginning of March to the end of December each year.

[7] Disney Press Release, 02/07/24.

Together, we can Restore the Magic at Disney!
Vote using the enclosed BLUE proxy card.

Additional information, including instructions for how to vote your shares and stay connected with us, can be found at: **www.restorethemagic.com**

RESTORE THE MAGIC | TRIAN PARTNERS